Exhibit 99.1

PURE NICKEL INC.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED MAY 31, 2009

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2009

MANAGEMENT DISCUSSION AND ANALYSIS

Background and overview

This Management Discussion and Analysis (MD&A) is intended to assist readers in understanding Pure Nickel Inc. (“Pure Nickel,” the “Corporation,” “we,” “our,” “us”), its business environment and future prospects. This MD&A should be read in conjunction with our unaudited interim consolidated financial statements and related notes for the six-month period ended May 31, 2009, and the most recent annual consolidated financial statements. Information herein includes any significant developments to June 17, 2009, the date on which this MD&A was approved by our directors.

We are in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. We have a practice of taking undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. If an ore body is indicated or likely, we look to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. In all cases, we would retain a percentage of ownership, in the case of a partnership, or receive a percentage royalty from the production of product resulting from a mining operation.

Our common shares trade on the Toronto Stock Exchange under the symbol NIC, and on the Over the Counter Bulletin Board in the United States under the symbol PNCKF. Our consolidated financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Please refer to our audited financial statements for the year ended November 30, 2008 for a discussion of the differences between Canadian GAAP and United States GAAP. Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars.

We were incorporated under the Company Act (British Columbia) on April 29, 1987, subsequently continued under the Yukon Business Corporations Act on June 17, 1998, and continued under the Canada Business Corporations Act on April 7, 2009. We conduct our U.S. operations through two wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation, and our Canadian operations directly and through PNI Corp., a Canada corporation.

Exploration Plans for our Properties

We are developing plans for our 2009 exploration program, which is expected to aggregate approximately $5 million to $6 million. A significant portion of our exploration program will be funded by ITOCHU Corporation as part of the MAN project. We focus on our high priority properties (MAN and William Lake), and continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2009

During 2008 we negotiated an option agreement with ITOCHU Corporation, a multi-billion dollar Japanese conglomerate, for it to earn up to a 75% interest in the MAN property by investing up to US$40 million. ITOCHU has reimbursed us for expenditures incurred in 2008 at MAN and will fund 2009 exploration activity at MAN, to a combined maximum of US$6.5 million. Exploration will be funded through 2014 subject to ITOCHU exercising its option to continue at the end of 2009 and 2013.

Second Quarter Highlights

MAN Alaska property

Pure Nickel and its project partner, ITOCHU Corporation of Tokyo met in Vancouver on April 20 and 21, 2009 and finalized a US$ 4.4 million exploration budget for the MAN project in Alaska. An additional out of plan expenditure of approximately $500,000 has also been agreed upon for a new airborne survey. Camp mobilization and preparation will begin in mid May.

The majority of the budget will be allocated to and in support of a 5700 metre drill program. Initial drill targets have been selected on Alpha complex with further targets identified elsewhere on the project pending initial drilling results. At time of writing, hole depths are anticipated to range from 200 to 1000 metres and drilling is expected to start during June.

An intense amount of work has gone into the selection of this year’s targets. Significant effort has been expended on soil chemistry, geophysical data and geological structure analysis. New perspectives on key drill targets have resulted from this unparalleled level of preparation. To further aid the drilling process, Pure Nickel has contracted with Geotech Ltd. to complete an airborne Z-TEM survey over much of the MAN mineral claims. This geophysical survey will cover approximately 2722 line kms and started the last week of May.

The Z-TEM (Z-Axis Tipper ElectroMagnetic system) is an innovative airborne electromagnetic system that uses the natural or passive fields of the Earth as the source of transmitted energy. Key features of the technology include:

  Superior exploration depth – over 1500 metres in the Athabasca Basin.

  Low frequency for penetration through conductive cover.

  High spatial resolution – 8 to 10 metres.

  Excellent resistivity discrimination and detection of weak anomalies due to the nature of the natural electromagnetic fields.

  Measures the in-phase component – critical for the exploration of nickel sulphides.

New technological tools will be deployed on the MAN Alaska property as part of this year’s program. We will utilize a Niton XRF (x-ray fluorescence) analyzer in field operations.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2009

This sophisticated tool will enable real-time analysis of metal contents in rock and in drill core, further aiding on-the-spot drill hole decisions and refined drill targeting.

Other portions of the exploration program will include a walk magnetic survey, a ground electromagnetic survey, along with extensive prospecting and mapping programs. The program is expected to run into the latter portion of September, 2009, weather permitting.

Fond du Lac property

During the second quarter we released news about our Fond du Lac property in northern Saskatchewan. The previous spring we agreed to have Geotech Ltd. test its latest patented Z-TEM technology on the Fond du Lac property; Geotech has recently distributed the results of the survey.

Geotech was interested in testing the Z-TEM at the Fond du Lac property for several reasons. In March 2005, Geotech completed a 1,513 line kilometre V-TEM survey over the property and Pure Nickel conducted follow-up ground U-TEM and drill-testing. Using this data Geotech was able to test the Z-TEM capability to identify potential along-strike and deep extension of the known Ni-Cu mineralization below 500 metre depths. The Z-TEM results appear to correlate very well with the known geology, in particular the presence of Ni-Cu mineralized conductive horizons at Axis and Rae Lake, which are known to outcrop and can be followed along-strike for several kilometres. In particular, the Z-TEM results provide indications of the longer strike continuity of the known mineralized horizons, as compared to the V-TEM results. Importantly for Pure Nickel, the Z-TEM survey identified a new anomaly northwest of the known Axis Lake Ni-Cu mineralized horizon and south of Currie Lake. This represents a new target for follow-up exploration.

We had previously completed two drill programs on our Fond du Lac property: one in 2006, and more recently in 2007 during which 3,127 metres of drilling was completed. The property has a non compliant National Instrument 43-101 historic resource.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2009

We have mineral rights to two premier properties and numerous others in various stages of exploration in North America. A summary of the properties is presented in the table below.

Property	Location	Claims area (approx.)	Comments
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	72,519 hectares	The property is currently in the early exploration stage. We regard MAN as one of our more important properties and on November 5, 2008 announced an Option agreement with ITOCHU Corporation.
William Lake	Manitoba (50 km from Grand Rapids)	30,890 hectares	We consider William Lake to be one of premier properties. An extensive exploration program was conducted during 2008.
Salt Chuck	Alaska, Prince of Wales Island	1,942 hectares

The property is currently in the early exploration stage. It is located near the historic past producing Salt Chuck mine which was active between 1919 and 1941 with a reported production of 300,000 tons of copper sulphide ore grading 0.95% Cu , 2.0 g/t (grams per ton) Pd , 1.1 g/t Au , and 5.7 g/t Ag .

Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	30,640 hectares

The property is currently in the early exploration stage. The property has a historic non-compliant 43-101 estimate resource of 3,400,000 t of 0.66% Ni, 0.60% Cu, and 0.15% Co. We consider Fond du Lac to be one of our more promising properties, as results from two exploration programs have yielded encouraging results.

Tower Property	Manitoba (50 km from Grand Rapids)	Part of William Lake

On February 21, 2008, we granted an option to Rockcliff Resources Inc. under which they may earn up a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block.

Manibridge	Manitoba (28 km SW Thompson )	270 hectares

We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	748 hectares	Manicouagan Minerals Inc. has an option to earn up to a 70% interest in 39 mining claims.
Raglan SR1, POV, Nuvilik	Quebec	51,400 hectares	The properties are currently in the early exploration stage. Minergy Ltd has an option to earn a 70% interest in 393 mining claims comprising the POV and Nuvilik properties.
Rainbow	Nunavut (380 km NW of Churchill, and 612 km N of Thompson)	12,000 hectares	The property is currently in the early exploration stage.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2009

Property	Location	Claims area (approx.)	Comments
Milford Copper	Utah	2,830 hectares

The properties are operated by Copper King Mining Corp- oration, formerly Western Utah Copper Company. Our agreement is to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million and may be subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director of the Corporation) which will not exceed $1.2 million in the aggregate.

Harp Lake	Central Labrador	475 hectares	This property is in the early exploration stage.

Results of Operations – three months ended May 31, 2009

We received no operating revenues during the three months ended May 31, 2009, which is unchanged from the three months ended May 31, 2008. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $492,802 or $0.007 per share for the three months ended May 31, 2009, compared to a net loss of $763,474 or $0.010 per share for the three months ended May 31, 2008. The loss was increased by a $184,766 loss on foreign exchange for which the comparative figure is a gain of $12,079. Our policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the conduct of the exploration programs on the MAN and Salt Chuck properties) so the losses results from the strengthening of the Canadian dollar during the quarter. At May 31, 2009, the exchange rate was C$1.0917 for US$1.00, compared to an exchange rate of C$1.2723 at February 28, 2009.

General and administrative expenses for the three months ended May 31, 2009 were $330,850 compared to $649,262 for the three months ended May 31, 2008. The decrease in expenses is attributable in part to lower stock-based compensation costs in the current year. These were option grants which were non-cash costs aggregating $30,371 for the three months ended May 31, 2009 compared to $153,520 for the three months ended May 31, 2008.

Interest income decreased to $22,814 for the three months ended May 31, 2009 compared to $69,265 for the comparative period due to a decrease in the cash balance and a significant reduction in interest rates from the previous year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2009

Cash flows used by operating activities aggregated $898,081, compared to $701,644 in the prior period, an increase of 28%. This was primarily due to deposits disbursed in connection with exploration associated with our MAN Alaska project. Pure Nickel did not raise any cash through financing activities in the three months ended May 31, 2009 nor for the comparable period the previous year.

Results of Operations – six months ended May 31, 2009

We received no operating revenues during the six months ended May 31, 2009, which is unchanged from the six months ended May 31, 2008. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $818,434 or $0.012 per share for the six months ended May 31, 2009, compared to a net loss of $1,175,479 or $0.02 per share for the six months ended May 31, 2008. The loss was increased by a $154,566 loss on foreign exchange for which the comparative figure is a gain of $8,472. Our policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the conduct of the exploration programs on the MAN Alaska and Salt Chuck properties) so the losses results from the strengthening of the Canadian dollar during the quarter. At May 31, 2009, the exchange rate was C$1.0917 for USD1, compared to an exchange rate of C$1.2370 at November 30, 2008.

General and administrative expenses for the six months ended May 31, 2009 were $700,049, compared to $1,184,850 for the six months ended May 31, 2008. The decrease in expenses is attributable in part to lower stock-based compensation costs in the current year.

Interest income decreased to $36,881 for the six months ended May 31, 2009, compared to $196,455 for the comparative period, due to a decrease in the cash balance and a significant reduction in interest rates from the previous year.

Cash flows used by operating activities aggregated $1,458,536, compared to $871,983, primarily due to deposits disbursed in connection with exploration associated with our MAN Alaska project. Pure Nickel did not raise any cash through financing activities in the six months ended May 31, 2009 nor for the comparable period the previous year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2009

Summary of quarterly results

Selected financial information for the previous eight quarters is set out below.

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	May 31, 2009	Feb. 29, 2009	Nov. 30, 2008	Aug. 31, 2008
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	330,850	369,199	449,246	338,310
Net income (loss)	(492,802)	(325,632)	(168,024)	(1,088,537)
Net income (loss) per share*	(0.007)	(0.005)	(0.002)	(0.02)
	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	May 31, 2008	Feb. 29, 2008	Nov. 30, 2007	Aug. 31, 2007
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	649,262	535,588	1,061,731	979,214
Net income (loss)	(763,474)	(412,005)	(3,514,569)	(907,102)
Net income (loss) per share*	(0.01)	(0.01)	(0.052)	(0.017)

* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Liquidity and Capital Resources

Currently, none of our property interests generate revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, and shares for services, property or other assets). Fluctuations in our share price will affect ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our warrants to exercise them into shares of the Corporation.

We had cash and equivalents of $3,408,033 at May 31, 2009 compared to $7,700,599 at November 30, 2008. In addition, we had liquid short-term investments of $3,568,533 at May 31, 2009 compared to $50,000 at November 30, 2008. Working capital was $7,298,032 at May 31, 2009 compared to $7,369,731 at November 30, 2008. Current liabilities at May 31, 2009 consisted of accounts payable and accrued liabilities payable totalling $228,383 compared to $455,827 at November 30, 2008.

Management believes that the working capital on hand at May 31, 2009, together with funding to be received during the year in connection with the MAN Alaska project, will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2009

Off-Balance-Sheet Arrangements

We have not entered into any off-balance-sheet financing arrangements.

Transactions with Related Parties

During the six months ended May 31, 2009, we incurred legal expenses with a firm of which a director was a principal during the period of $ 23,595 (2008 - $130,242) for legal services, and we paid directors and companies controlled by directors $ nil (2008 - $82,632) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

Proposed Transactions

We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

Share Capital

At May 31, 2009, share capital was as follows:

Issued and outstanding common shares	67,765,559
Stock options	4,260,000
Warrants (expire May 11, 2010)	4,000,000

Critical Accounting Policies and Estimates

Our consolidated financial statements for the six months ended May 31, 2009 are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Management makes certain estimates and relies upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP. Actual results will differ from these estimates and assumptions.

There have been no changes to our critical accounting policies and estimates from those described in our annual report dated November 30, 2008.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2009

Changes in Accounting Policies

General Standards of Financial Statement Presentation

Effective December 1, 2008, we adopted the amended accounting standard CICA 1400, “General Standards of Financial Statement Presentation”. The standard provided revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. The adoption of this standard has not had a significant impact on our financial statements.

International Financial Reporting Standards

We will be required to adopt International Financial Reporting Standards (IFRS) in the first quarter ended February 29, 2012. We are currently assessing the effect of the change.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Corporation have evaluated the effectiveness of the Corporation’s disclosure controls and procedures for the three and six month periods ended May 31, 2009 and have concluded that these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective and that material information relating to the Corporation was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Management is also responsible for the design of internal controls over financial reporting (“ICOFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated whether there were changes in ICOFR during the three and six month periods ended May 31, 2009 that have materially affected, or are reasonably expected to materially affect, its ICOFR. No such changes were identified.

Economic Factors

Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced. Management is of the view that the previous historically high price of nickel may not be regained, however, the long-term forecast price is sufficiently attractive to justify our focus on nickel projects.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2009

The current global financial crisis has had the effect of significantly reducing the prices of many commodities including nickel, and has made financing more difficult to obtain. However, the price of commodities including nickel have fluctuated significantly over time (and are now recovering somewhat from the low prices of the previous quarter), and it is likely that nickel prices will continue to fluctuate both up and down in the future. We do not require financing for at least a year, so the global financial crisis is having a limited impact on our operations.

We report our financial results in Canadian dollars although our revenues, if any, will be primarily, earned in United States dollars, while our expenses are in both currencies. The Canadian dollar has shown significant volatility compared with the U.S. dollar. As a result, prices of commodities (such as nickel) as well as the Canadian value of disbursements incurred in United States funds have been highly volatile. We take this volatility and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating our business, prospects and projects and expenditures thereon.

Risks

Risk factors that you should consider are set out in our Annual Information Form available at www.sedar.com. For readers in the United States, please refer to our 20-F available at www.sec.gov/edgar.shtml

Forward-Looking Statements

This Management Discussion and Analysis includes forward-looking statements concerning our future performance, operations, and financial performance and financial condition. These forward-looking statements may include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. When used herein, the words “plan”, “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project”, and similar words and phrases (including negative variations) are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors including economic conditions, technological change, regulatory change, and competitive factors, many of which are beyond our control.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2009

Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

Additional information about Pure Nickel is available on our website at www.purenickel.com, on the (Canadian) SEDAR website at www.sedar.com, and on the (U.S.) EDGAR website at www.sec.gov/edgar.shtml.